[MF GLOBAL LETTERHEAD]

August 6, 2009

Via Facsimile

Karen J. Garnett,

        Division of Corporation Finance,

                Securities and Exchange Commission,

                        100 F. Street N.E.,

                                Washington, D.C. 20549.

Re:	MF Global Ltd., Registration Statement on Form S-3, Filed March 6, 2009, File No. 333-157770

Dear Ms. Garnett:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, MF Global Ltd. (the “Company”) hereby respectfully requests acceleration of effectiveness of the above-captioned Registration Statement on Form S-3 to 5:00 p.m. Eastern Standard Time, on August 10, 2009, or as soon thereafter as practicable.

In the event that there is any change in the acceleration request set forth in the preceding paragraph, the Company will promptly notify the Commission of such change, in which case the Company may be making an oral request for acceleration of the effectiveness of the above-captioned Registration Statement on Form S-3, as amended, in accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933. Such request may be made by any officer of the Company or by any lawyer with Sullivan & Cromwell LLP.

Since the Registration Statement is filed as a shelf registration statement under Rule 415 of the Securities Act of 1933, there are no underwriters in connection

Karen J. Garnett	-2-

with the registration and, therefore, no request for acceleration or consent by an underwriter has been filed herewith.

In requesting acceleration of effectiveness of the registration statement, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Laurie R. Ferber

Laurie R. Ferber

(General Counsel)

cc:	Jerard Gibson
(Securities and Exchange Commission)

Jacqueline Giammarco
James Ho
(MF Global Ltd.)

David B. Harms
Catherine M. Clarkin
(Sullivan & Cromwell LLP)